EXHIBIT 12

West Pharmacetical Services, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions except ratio amounts)	2007	2006	2005	2004	2003
EARNINGS:
Income before income taxes and minority interests	$86.4	$84.5	$61.4	$42.4	$64.9
Add:
Fixed charges	19.9	17.2	17.9	12.1	12.6
Less:
Capitalized interest	(1.9)	(0.7)	(0.6)	(1.3)	(0.7)
Adjusted earnings	$104.4	$101.0	$78.7	$53.2	$76.8

FIXED CHARGES:
Interest expense	$16.4	$13.4	$14.7	$9.8	$10.4
One-third of rent expense	3.5	3.8	3.2	2.3	2.2
Total fixed charges	$19.9	$17.2	$17.9	$12.1	$12.6

Ratio of earnings to fixed charges	5.25	5.88	4.39	4.39	6.09